Exhibit 99.2

N E W S R E L E A S E

August 18, 2008	Trading Symbol: URA – TSX.V

Private Placement

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) announces that the Company has amended the terms of the non-brokered private placement as announced in the Company’s News Release dated June 5, 2008.  The proposed private placement of 1,000,000 flow-through units has been changed to reduce the price per unit from $0.20 to $0.15.  Each unit consists of one common share and one-half of one share purchase warrant.  Each full warrant is exercisable for a period of one year and the exercise price has been changed from $0.30 per share to $0.25 per share.

A finder’s fee may be payable on a portion of the private placement.  This private placement is subject to approval by the TSX Venture Exchange.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

“Len J.Harris”

Len J. Harris, President

T: 604 669 6807

Toll Free: 866 488 3838

E: len@anglocanex.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.